EXHIBIT 99.1

POET Technologies Appoints Peter Charbonneau to Board of Directors and Grants Stock Options

SAN JOSE, Calif., March 28, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced the appointment of Peter Charbonneau to its Board of Directors. Peter has also been appointed to the audit committee of the Board of Directors.

Charbonneau was a general partner at Skypoint Capital Corporation for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies. Prior to Skypoint, he held a number of executive and operational roles at various networking companies including March Networks and Newbridge Networks, where he was president and chief operating officer. In 2000, representing Sir Terence Matthews, he facilitated the purchase of the communications business systems division of Mitel Corporation, which has operated as Mitel Networks since the acquisition.

POET’s Executive Chairman, David Lazovsky, commented, “Peter is an excellent addition to POET’s board with his unique combination of experience in venture capital and networking infrastructure. He brings expertise from both the telecom and datacom industries, spanning early-stage companies to billion-dollar enterprises. Peter is joining POET at a pivotal period in the Company’s growth and development, as we increase the number of engagements with potential strategic partners and customers. I believe Peter’s experience and extensive network of contacts will allow him to contribute meaningfully toward our continued progress on the commercialization of POET’s integrated photonics technology.”

Charbonneau currently serves on the board of directors at Mitel Networks, a leading global provider of cloud and on-site business communications and collaboration solutions, and Teradici Corporation, the creator of PCoIP protocol technology and Cloud Access Software. He previously served as Chairman of the Board of Trustees for the CBC Pension Board and a director on the board of the Canadian Broadcasting Corporation as well as many technology and networking companies, including March Networks Corporation, TELUS Corporation, BreconRidge Manufacturing Solutions and Dragonwave Incorporated.

Charbonneau holds a Bachelor of Science from the University of Ottawa and a Master of Business Administration from the University of Western Ontario. He is also a member and elected Fellow of the Institute of Chartered Professional Accountants of Ontario and has received the ICD.D designation from Institute of Corporate Directors of Canada.

Options Grants

The Board approved a grant of 154,730 stock options to Peter Charbonneau. The options are exercisable for 10 years at a price of C$0.515 (US$0.40), being the offering price allocated to the Company’s common shares in its public offering completed on March 21, 2018. The directors’ options vest quarterly in arrears over the following twelve months.

Additionally, the Company granted incentive stock options under the Company’s stock option plan to certain members of the management team. These grants consist of the right to purchase up to an aggregate of 6,950,00 common shares. The options vest over a period of four years commencing March 27, 2019 and quarterly thereafter. All of the options are exercisable at C$0.515 (US$0.40) per share. The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the period ended September 30, 2017, which were filed on SEDAR on November 13, 2017.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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